FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February  4, 2002

SIEMENS AKTIENGESELLSCHAFT
(Exact name of registrant as specified in its charter)

Wittelsbacherplatz 2
D-80333 Munich, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes	☐	No	☒

if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This report is incorporated by reference into the prospectuses contained in Registration Statements Nos. 333-13428 and 333-14294 on Form S-8 filed by the registrant under the Securities Act of 1933.

SIEMENS AG

Management's Discussion and Analysis

          To help our shareholders follow our growth and progress, our financial results are prepared in accordance with U.S. GAAP using a component model that presents the results for Siemens worldwide according to (i) our Operating segments separately from the results for (ii) our Financial and Real Estate activities, and (iii) the effects of Eliminations, reclassifications and Corporate Treasury activities.

The three components of Siemens worldwide are as follows:

•	Operations—This component is defined as Siemens' Operating groups including corporate headquarters and excluding the activities of the Financing and Real Estate segments and Corporate Treasury.

•	Financing and Real Estate—Siemens' Financing and Real Estate segments are responsible for the Company's international leasing, finance, and real estate management activities.

•	Eliminations, reclassifications and Corporate Treasury—The third component included in Siemens' financial statements enhances the transparency of the other components by separately presenting the elimination of transactions among Operations and Financing and Real Estate and certain reclassifications. This component also includes Siemens' Corporate Treasury activities.

          Effective December 2001, Infineon is no longer consolidated but instead accounted for as an investment using the equity method. Accordingly, the Company's net investment in Infineon will be included within long-term investments in the consolidated balance sheet, and its share of the net income or losses of Infineon will be included as part of investment income in the consolidated statement of income (see footnote 3 to the financial statements). The consolidated results of operations and cash flows of Infineon for the two months ended November 2001 are included in "Elimination, reclassifications and Corporate Treasury." In the prior fiscal year, Infineon was fully consolidated. Accordingly, we continue to show Infineon as a separate component in fiscal 2001.

          The Management's Discussion and Analysis presents results for the first quarter of fiscal 2002 as compared to the first quarter of fiscal 2001, followed by an analysis of the statements of income. We then present liquidity and capital resources, customer financing, market risk, our outlook and subsequent events.

HIGHLIGHTS - First quarter of 2002 compared to first quarter of 2001

•

Siemens earned €538 million in net income in the first quarter of fiscal 2002 including special items of €332 million. Net income for the same period of the prior year was €1.000 billion including special items of €222 million and goodwill amortization of €95 million. Earnings per share were €0.61 compared to €1.13 in the previous year. (See note below.)

•	EBITA from Operations for the first three months was €487 million including €147 million in restructuring charges and asset write downs. Prior year EBITA from Operations was €1.016 billion.

•	Excluding Infineon, sales for Siemens worldwide increased to €20.496 billion, 7% above last year's comparable period while orders grew 12% to €24.926 billion. Setting aside currency effects and the net effect of acquisitions and deconsolidations, sales at continuing businesses excluding Infineon were level with prior year and orders rose 6%. Sales for Siemens worldwide including Infineon increased 3% compared to the first quarter of fiscal 2001, to €20.986 billion; orders increased 7% to €25.390 billion.

•	Net cash provided from operating and investing activities was again positive at €307 million for the first quarter following the substantial increase posted in the previous quarter. In the first quarter of last year, net cash from operating and investing activities was a negative €3.200 billion.

•	Net income includes a net effect related to Infineon Technologies AG of a positive €157 million, as a gain on the sale of Infineon shares totaling €332 million was partially offset by Siemens' €175 million portion of Infineon's first-quarter net loss. Siemens' share of Infineon's first quarter net income in the prior year was €199 million.

Note: Beginning October 1, 2001 Siemens adopted the provisions of SFAS 142, Goodwill and other intangible assets. Accordingly, Siemens no longer amortizes goodwill. For all periods presented, earnings per share reflect a stock split, at a ratio of one additional share for every two shares owned, which took effect on April 30, 2001.

Net income excluding special items - First quarter of 2002 compared to first quarter of 2001
in millions of €

Three months ended December 31	Siemens worldwide

	2001	2000
Net income	538	1,000
Special items (net of taxes)	(332)	(222)

Net income excluding special items	206	778

          Net income excluding special items adjusts reported net income by removing certain one-time items from results in the Operations and Financing and Real Estate segments. We adjust net income in this way to provide a more meaningful comparison between the periods under review.

          Net income excluding special items for Siemens worldwide was €206 million compared to net income of €778 million in the previous year. For Siemens worldwide, earnings per share excluding special items for the first quarter of fiscal year 2002 were €0.23, compared to earnings per share of €0.88 for the same period of fiscal year 2001.

          Siemens recorded a tax-free gain of €332 million on the sale of 23.1 million Infineon shares in open market transactions during the first quarter, resulting in proceeds of €556 million. These sales reduced our stake in Infineon to 47.1% as of December 31, 2001. See discussion below.

          Lower tax rates enacted by the tax reform passed in Germany in October 2000 resulted in a one-time reduction of €222 million in income tax expense resulting from the adjustment of Siemens' deferred tax balances at October 1, 2000. This benefit was recorded in the first quarter of fiscal 2001.

DISPOSITIONS

We completed the following transactions in the first quarter of fiscal 2002:

•

On December 5, 2001, we transferred 200 million Infineon shares or approximately 28.9% of Infineon's outstanding share capital to an irrevocable, non-voting trust under a trust agreement. Under the terms of the trust agreement, the shares transferred to the trust may not be voted, as we have irrevocably relinquished our voting rights in those shares and the trustee is not permitted to vote the shares it holds in trust. We continue to be entitled to all the benefits of economic ownership of the shares held by the trustee. The transfer on December 5, 2001 reduced our voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while our ownership interest at December 31, 2001 is 47.1%, our voting interest is 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by our domestic pension trust, represents a combined voting interest of 31.4% at December 31, 2001. Since shareholders of Infineon other than Siemens and the pension trust own 39.7% of Infineon's share capital, they control a majority of the shares that may be voted at any Infineon shareholders' meeting. The effect of the transfer of Infineon shares into the non-voting trust is that shareholders in Infineon other than Siemens and the pension trust have a disproportionate voting interest.

As we no longer have a majority voting interest in Infineon, we have from December 2001 no longer included the assets and liabilities and results of operations of Infineon in our consolidated financial statements and instead account for our ownership interest in Infineon using the equity method. See footnote 3 to the consolidated financial statements.

•

On November 20, 2001, the Company sold Mannesmann Sachs AG through a sale to ZF Friedrichshafen AG. The disposition resulted in net proceeds of €716 million. As this business had been accounted for as an asset held for sale, no gain or loss was recorded in connection with the disposition.

EVA PERFORMANCE

          Siemens continues to drive its entire management system enterprise-wide to focus on economic value added (EVA). This includes benchmarking all our businesses against their top competitors worldwide and linking management compensation directly to the EVA performance of the Operating Groups as well as Siemens as a whole.

          EVA is defined as net operating profit after taxes minus cost of capital, which represents the minimum return on net operating assets. According to this concept, a business creates value only when it recovers at least its cost of capital and furthermore delivers EVA improvements in line with capital market requirements. Because the two major components of Siemens—Operations and Financing and Real Estate—are fundamentally different from each other, we adjust our calculations of EVA accordingly. We use an "Operations Concept" for Operations, and a finance concept known as RORAC (return on risk-adjusted capital) for Financing and Real Estate. This enables us to use EVA as a consistent management metric while leaving business-specific value drivers transparent. The EVA for Siemens worldwide is the sum of the EVA for the two components.

          Siemens worldwide excluding special items realized negative EVA of €261 million in the first three months of fiscal 2002 compared to positive EVA of €377 million in the same period of fiscal 2001. Including the effects of special items, EVA was a €71 million compared to a €599 million in the prior year.

EVA calculation (in millions of €)	First Quarter Fiscal 2002	First Quarter Fiscal 2001

Operations
EBITA from Operations	487	1,016
Taxes and other	(272)	(396)

Net operating profit after taxes	215	620
EBITA assets	23,625	18,613
Financial adjustments/average calculation1)	983	3,745
Average net operating assets	24,608	22,358
Capital cost	(559)	(512)

EVA for Operations	(344)	108

Financing and Real Estate
Income before income taxes	130	164
Taxes and other	(44)	(44)

Net operating profit after taxes	86	120
Equity	1,850	1,688
Capital cost	(41)	(38)

EVA for Financing and Real Estate2)	83	131

Siemens excluding Infineon	—	240
EVA for Infineon3)	—	138

Siemens worldwide excluding special items	(261)	377

Special items	332	222

Siemens worldwide	71	599

1)	The term "net operating assets" is the same as EBITA assets for Operations except for the effects of financial adjustments and the fact that full-year net operating assets are calculated as the average total of four fiscal quarters with a time lag of one quarter.
2)	Includes EVA for eliminations, reclassifications and Corporate Treasury.
3)	In Fiscal Year 2002, the EVA effect from Infineon is included in EVA for Operations.

SEGMENT INFORMATION ANALYSIS — First quarter of 2002 compared to first quarter of 2001

OPERATIONS

Information and Communications

          Information and Communication Networks (ICN) vigorously pursued previously announced restructuring plans aimed at realigning its cost structure with substantially slower global demand for telecommunications and networking equipment. EBITA was a negative €124 million including restructuring charges and asset write-downs of €76 million. Excluding those charges, EBITA was a negative €48 million compared to a positive €150 million in the first quarter of fiscal 2001. EBITA margin was a negative 4.9% for ICN. Excluding restructuring charges and asset write-downs, EBITA margin was a negative 1.9%. The first quarter of the current year included a €60 million nonrecurring gain, while the first quarter of the prior year included €73 million in gains from the sales of venture capital investments. Reflecting adverse market conditions, including pricing pressure in the wireline switching business and slower growth in the U.S. broadband access market, orders declined 22% compared to a year earlier, to €2.627 billion, while sales declined more slowly, at 12%, to €2.540 billion. On a consecutive-quarter basis, sales declined 31% compared to the seasonally strong fourth quarter of fiscal 2001, and orders fell 13%. ICN's EBITA assets increased slightly, from €3.039 billion at the end of fiscal 2001 to €3.156 billion. EVA declined.

          Information and Communication Mobile (ICM) combined stringent cost-cutting with successful marketing of its mobile phones during the holiday season to return to profitability, with EBITA of €37 million including restructuring charges of €49 million taken at the Mobile Networks Division. Excluding these charges, EBITA was €86 million compared to €219 million in the same quarter a year ago. EBITA margin for ICM was 1.2%. Excluding restructuring charges, EBITA margin was 2.8%. Sales totaled €3.127 billion, up 6% compared to the same period a year earlier. Orders increased 5%, to €3.318 billion. Market demand resulted in a shift in product mix toward lower-priced units, which moved sales totals at the Mobile Phones Division down compared to the comparable quarter of the prior year. The number of units sold reached 9.0 million. The Division returned to profitability, with €20 million in EBITA. Sales at the Mobile Networks Division were 19% higher than in the comparable quarter a year ago. Anticipating slower market demand for wireless infrastructure products, ICM has initiated a program to reduce its cost base in the Division. Despite the charges associated with this program, as noted above, the Mobile Networks Division still contributed €8 million to EBITA. ICM's EBITA assets increased €426 million, from €2.607 billion at the end of fiscal 2001 to €3.033 billion at the end of the first quarter of fiscal 2002. EVA turned negative.

          Siemens Business Services (SBS) posted EBITA of €32 million, up from €14 million in the comparable quarter a year earlier due largely to improved profitability in the U.S. On a consecutive-quarter basis, the Group's EBITA improvement of €336 million is influenced significantly by comparison with the fourth quarter of fiscal 2001, when SBS took restructuring charges of €242 million and contract loss provisions of €126 million. EBITA margin at SBS improved to 2.2%. Sales were down slightly compared to the comparable quarter of the prior year, while orders rose to €1.900 billion as SBS won sizable new contracts from external customers and other Siemens Groups. EBITA assets increased from €492 million at the end of fiscal 2001 to €626 million at the end of the first quarter of fiscal 2002. EVA was positive as EBITA increased.

Automation and Control

          Automation and Drives (A&D) remained in the front rank of Siemens' Operating Groups, posting €173 million in EBITA and maintaining a solid EBITA margin of 8.8%. EBITA in the same quarter a year earlier was €216 million. The Automation Systems Division and Motion Control Division continued to deliver strong earnings. Reflecting weakening conditions in the U.S. automation market, sales for the Group as a whole declined 6% compared to the first quarter of fiscal 2001. Orders declined 1% year-over-year, but increased 15% on a consecutive-quarter basis, benefiting from a major new contract at TS which in turn generated a large order at A&D's Large Drives Division. EBITA assets were €2.881 billion as compared to €2.619 billion at the end of fiscal 2001. EVA was positive, but below the prior year.

          EBITA at Industrial Solutions & Services (I&S) remained positive, at €2 million, compared to €17 million in the same quarter a year earlier. EBITA margin declined to 0.2%. Sales rose 4%, to €1.040 billion, while orders declined 5%, to €1.165 billion, reflecting a generally weaker market for industrial solutions. EBITA assets increased, from €487 million at the end of fiscal 2001 to €561 million. EVA turned negative as a result of lower EBITA.

          Siemens Dematic AG (SD) made substantial progress in the strategic integration of the Dematic businesses merged into the Group following the Atecs Mannesmann acquisition in the third quarter of fiscal 2001. EBITA was €11 million in the first quarter of this year compared to €47 million in the first quarter of the prior year, before the Group's Electronics Assembly division was impacted by a sharp downturn in its semiconductor business. On a consecutive-quarter basis, EBITA improved by €46 million and EBITA margin increased 5.5 percentage points to 1.4%. The Atecs acquisition helped the Material Handling Automation Division win significant new orders from Fortune 100 companies in the U.S. The Electronics Assembly Division, in contrast, continues to be affected by sharp downturns in the telecommunications and semiconductor sectors, and the Postal Automation Division remains dependent on the weak U.S. market. Overall, sales and orders of €804 million and €763 million, respectively, were significantly higher than in the comparable quarter a year earlier, due to the Atecs acquisition. EVA was negative. EBITA assets were €1.015 billion as compared to €957 million at the end of last fiscal year.

          Siemens Building Technologies (SBT) contributed EBITA of €45 million, up from €8 million in the same quarter a year earlier which included €31 million in non-recurring charges. EBITA margin increased to 3.4%. Sales rose 8%, to €1.312 billion, benefiting from acquisitions by the Security Systems Division. Orders were stable, at €1.397 billion, as increased volume at the Building Automation Division was offset by slower market demand for heating, ventilation, and air conditioning solutions. EBITA assets decreased €167 million to €2.074 billion at the end of the first quarter of fiscal 2002. EVA improved but remained negative.

Power

          Power Generation (PG) led all Operating Groups in earnings and orders. EBITA of €302 million was nearly triple the level in the first quarter a year earlier, and a full €100 million higher than the €202 million PG earned in the fourth quarter of fiscal 2001. EBITA margin for the quarter jumped 9 percentage points year-over-year, to 14.2%. Sales increased 8%, to €2.134 billion, and orders surged 30%, to €4.093 billion. While the U.S. market showed signs of slowing demand, the Group was developing new markets for its gas turbine technology in other regions, including €1.000 billion in orders in the Middle East. The Group's order backlog of €26 billion remained nominally unchanged, but still improved as the proportion of confirmed orders to reservations increased. EBITA assets were a negative €1.211 billion at the end of the first quarter as compared to negative €1.020 billion at the end of fiscal 2001. EVA strongly improved.

          EBITA for Power Transmission and Distribution (PTD) was €20 million, including €22 million of restructuring charges and capacity adjustments primarily at the Metering Division. Excluding these charges, EBITA was €42 million compared to €26 million in the comparable quarter of fiscal 2001. EBITA margin was 2.0%. Excluding restructuring charges and capacity adjustments, EBITA margin was 4.2%. The Medium Voltage Division completed its restructuring and returned to profitability, while innovative technological solutions helped the High Voltage Division win substantial new contracts and push orders for the Group to €1.649 billion, 52% higher than in the same quarter a year earlier. Sales grew more slowly, to €1.002 billion. EBITA assets were €1.128 billion at the end of the first quarter of fiscal 2002 compared to €994 million at the end of fiscal 2001. EVA was negative.

Transportation

          Transportation Systems (TS) increased its EBITA to €50 million and pushed its EBITA margin above 5% through a group-wide productivity improvement program. The Group also maintained its strong momentum in winning profitable new business, with €1.853 billion in new contracts in Europe and the U.S. Highlights of the Group's numerous orders during the quarter include a high-speed rail link in Holland and an advanced, driverless subway system in Nuremberg, Germany. The combination of higher productivity and an order backlog of more than €11 billion position the Group to improve earnings in future quarters. EBITA assets were a negative €1.024 billion at the end of the first quarter as compared to negative €932 million at the end of fiscal 2001. EVA improved.

          Siemens VDO Automotive (SV) nearly broke even for the first quarter, as it made significant progress in cutting costs and integrating new businesses from the Atecs Mannesmann acquisition which occurred in the third quarter of fiscal 2001. EBITA was a negative €6 million, compared to a negative €36 million in the comparable quarter a year earlier. EBITA margin improved from negative 3.7% in the first quarter of last year to negative 0.3% this year. The Group's continuing investment in developing innovative new diesel injection systems is starting to pay off, as production ramps up and initial deliveries begin. Sales and orders both more than doubled year-over-year, to €2.027 billion and €2.023 billion, respectively, due primarily to the acquisition. EBITA assets increased, to €3.823 billion, from €3.605 billion at the end of fiscal 2001. EVA declined.

Medical

          Medical Solutions (Med) was again a top earnings performer, delivering €212 million in EBITA compared to €225 million in the comparable quarter a year earlier. EBITA margin remained in double digits and the Group's imaging business again delivered strong earnings. Med's sales edged up to €1.770 billion, while orders of €1.970 billion were lower than in the prior-year quarter which included an extraordinarily high level of orders at the Group's newly acquired Shared Medical Systems unit. EBITA assets increased slightly to €3.937 billion. EVA was positive.

Lighting

          Osram continued to manage its business effectively despite full exposure to the recessionary U.S. economy. EBITA of €78 million was well below the €146 million level achieved in the first quarter of fiscal 2001, a period which included a one-time gain of €23 million on a joint venture earn-out. EBITA margin remained above 7%, however, and the Group has intensified its cost-saving activities. Sales declined 9% year-over-year, as growth in the important automotive segment was particularly slow within the overall downturn in the U.S. market. EBITA assets were €2.701 billion compared to €2.485 billion at the end of fiscal 2001. EVA remained positive.

Corporate, eliminations (Operations) and Reconciliation to Financial Statements

          The Managing Board is responsible for assessing the performance of the Groups. Corporate, eliminations (Operations) and Reconciliation to Financial Statements include various categories of items which are not allocated to the Groups since the Managing Board has determined that such items are not indicative of Group performance. These include non-recurring, one-time charges or gains and results from centrally managed projects. In addition, Corporate, eliminations (Operations) includes corporate charges such as personnel as well as domestic and certain foreign pension related income or expense, certain corporate-related derivative activities, centrally held equity investments, business units, and corporate projects. Reconciliation to Financial Statements includes various items excluded by definition from EBITA. Group EBITA is used to determine bonus payments in accordance with our management incentive program.

          EBITA for Corporate, eliminations was a negative €345 million compared to a negative €163 million a year ago. The current period includes Siemens' portion of the net loss posted by Infineon following deconsolidation. Corporate, eliminations was negatively affected by increases in net periodic pension costs driven largely by changes in pension trust funding levels, particularly in Siemens' domestic pension trust. The prior year includes higher income from foreign currency effects and from centrally held investments.

          Reconciliation to Financial Statements. Other interest expense was €66 million in the first quarter of fiscal 2002 compared to €85 million a year earlier, reflecting lower interest rates on debt. Goodwill amortization and IPR&D expenses were €136 million in the first quarter of fiscal 2001. As of October 1, 2001, Siemens adopted the Financial Accounting Standards Board's newly issued rules concerning accounting for business combinations and goodwill and other intangible assets. As a result of these rules, all business combinations are to be accounted for under the purchase method of accounting. Goodwill and certain intangible assets will no longer be amortized, and goodwill will be tested regularly for impairment. In the first quarter of last fiscal year, Siemens recorded €89 million in goodwill amortization of Operations. The new accounting standards require a test for impairment upon adoption of the accounting standard. Siemens did not record any impairment of goodwill upon adoption of these rules. IPR&D expense in the first quarter of the prior year includes €47 million related to the acquisition of Acuson in November 2000. Gains on sales and dispositions of significant business interests and other special items are discussed on page 2 under "Net income excluding special items."

FINANCING AND REAL ESTATE

          Siemens Financial Services (SFS) had first-quarter earnings before income taxes of €42 million. In comparison, the prior-year period's earnings of €83 million included a gain on the sale of a project stake. Loan loss provisions in the Equipment & Sales Financing Division continued to exert a negative influence on earnings. Total assets at SFS decreased €280 million from €9.363 billion at the end of fiscal 2001 to €9.083 billion, mainly due to lower volumes in the accounts receivable financing activities of the Equipment & Sales Financing Division. EVA was positive, but below the prior year.

          Siemens Real Estate (SRE) increased its earnings before income tax to €88 million on revenues of €397 million. The Group assumed control of SBT's real estate property beginning in fiscal 2002, helping to increase its total assets by 11%. EVA was positive and showed an increase as compared to the first quarter of fiscal 2001.

CONSOLIDATED STATEMENTS OF INCOME — First quarter of 2002 compared to first quarter of 2001

OPERATIONS

          Net sales for the first quarter of 2002 totaled €20.403 billion, an increase of 7% compared to the first quarter of fiscal 2001. Excluding currency effects and the net effect of acquisitions and deconsolidations, sales were level with the prior year. Growth trends were sharply differentiated among the Operating Groups. Long-cycle businesses including Transportation Systems (TS), Power Transmission and Distribution (PTD), and Power Generation (PG) accounted for solid gains in sales year-over-year. In contrast, sales declined significantly at Information and Communication Networks (ICN), both year-over-year and compared to the previous quarter.

          Gross profit as a percentage of sales decreased to 27.3% from 28.9% in the first quarter of 2001, as higher margins at PG, TS and Med were offset by lower margins at ICN, ICM and PTD. Gross profit was negatively affected by restructuring charges and asset write-downs at ICN, ICM and PTD.

Research and development expenses represented 6.8% of sales compared to 6.7% a year earlier. Marketing, selling and general administrative expenses increased €241 million to €3.742 billion. These expenses represented 18.3% of sales and remained on the same level as prior year.

          Other operating income (expense), net from operations was a €47 million, a decrease of €1 million compared to the first quarter of fiscal 2001. The current year included a €60 million non-recurring gain at ICN while the prior year's first quarter included €23 million at Osram from an earn-out payment recorded from a joint venture.

          Income from investments in other companies was a negative €8 million, compared to a positive €92 million in the first quarter of fiscal 2001. The prior year included higher gains on sale of investments and higher share in earnings from equity consolidated companies. The current year includes Siemens' share on the loss of Infineon since deconsolidation.

          Income (loss) from financial assets and marketable securities was €8 million, compared to €102 million last year. The prior year includes a positive €73 million from the sale of venture capital investments at ICN.

          Interest income (expense) of Operations, net for the first quarter was a negative €18 million compared to interest income of €24 million in the first quarter a year earlier mainly due to lower interest income on trade receivables.

          EBITA from Operations for the first quarter of fiscal 2002 was a positive €487 million, compared with a positive €1.016 billion for the first quarter of fiscal 2001. The current year includes €147 million in restructuring charges and asset write downs.

          Other interest expense for the first quarter was €66 million, compared to other interest expense of €85 million in the first quarter of 2001 reflecting lower interest rates on debt.

          Goodwill amortization and purchased IPR&D expenses of Operations totaled €136 million in the first quarter of fiscal 2001. Therein included are €47 million of IPR&D expenses relating to the acquisition of Acuson in November 2000. Beginning October 1, 2001, Siemens adopted the provisions of SFAS 142, Goodwill and other intangible assets. Accordingly, Siemens no longer amortizes goodwill.

          Gains on sales and dispositions of significant business interests include the gain resulting from sale of 23.1 million Infineon shares in open market transactions.

FINANCING AND REAL ESTATE

          Sales from Financing and Real Estate increased 11% to €516 million for the first quarter compared to the same period in 2001. Interest income was €17 million, which represents an increase of €9 million over the first quarter of 2001. Income before income taxes for the first quarter decreased to €130 million compared to €164 million for the same period of fiscal 2001.

ELIMINATIONS, RECLASSIFICATIONS AND CORPORATE TREASURY

          This component of Siemens worldwide includes eliminations of activity conducted between the other two components: Operations, and Financing and Real Estate (for definitions of these components, see page 1). Beginning December 2001, Infineon is accounted for under the equity method. The results of Infineon for October and November 2001 are included in this component. To the extent that Infineon provided products and services to the Operations Groups in the prior year, these effects are eliminated here.

          This component also includes reclassification of financial items, which are associated with Operations but not included in EBITA of Operations. We make these reclassifications in our Consolidated Statements of Income to enable increased transparency in reporting results for Operations.

          Finally, this component also reflects the results of intra-Siemens activity by our Corporate Treasury, which provides corporate finance and treasury management services to our Operations component and to our Financing and Real Estate component.

SIEMENS WORLDWIDE

          For the first quarter, new orders rose by €1.733 billion to €25.390 billion compared to the comparable period a year earlier. While orders in Germany increased 6% to €5.161 billion from €4.891 billion in fiscal 2001, international orders climbed from €18.766 billion in the first quarter of fiscal 2001 to €20.229 billion in the first quarter of the current year, an increase of 8%. Sales for the first quarter of the year climbed 3% to €20.986 billion compared to the same quarter a year ago. Sales in Germany decreased to €4.420 billion, while international sales rose 5% to €16.566 billion. International business accounts for almost 80% of our total volume.

          Gross profit decreased by 3.9 percentage points compared to the prior year. The effects of Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury on gross profit are discussed above. In addition, gross profit for Siemens worldwide was negatively affected by the significant decrease in gross profit at Infineon, whose activity was included for October and November 2001.

          The effective tax rate on income for the first quarter of fiscal 2002 was 17%, which was positively impacted by the tax-free sale of Infineon shares. In the first quarter of fiscal 2001, lower tax rates mandated by the tax reform passed in Germany 2000 resulted in a one-time reduction of €222 million in income tax expense after adjustment of Siemens' deferred tax balances at October 1, 2000.

LIQUIDITY AND CAPITAL RESOURCES

          The following discussion adheres to our component model of reporting and includes an analysis of cash flow and related balance sheet effects in our Operations and Financing and Real Estate components.

          Cash Flow
          Net cash used by the operating activities of the Operations component for the first three months of fiscal 2002 totaled €341 million compared to €345 million used in the same period of fiscal 2001. Net income in the first quarter of fiscal 2002 includes gains of €332 million on sales and dispositions of significant business interests, described above. These gains, along with the proceeds of the sales, are eliminated from net cash provided by operating activities and included in net cash provided by investing activities. The prior year includes the elimination of gains resulting from the adjustment of deferred taxes due to the enactment of lower tax rates in Germany. Within working capital (defined as current assets and current liabilities), the cash used to fund inventories and accounts receivable was significantly lower than in the same period of prior year, offset partially by higher cash requirements to satisfy accounts payable. Additionally, as Siemens continued its restructuring measures, cash was used to pay accrued liabilities as they became due.

          Net cash provided in investing activities within Operations was €715 million, compared to net cash used of €2.107 billion in the first quarter of fiscal 2001. Proceeds from the sale of Mannesmann Sachs AG and proceeds from the sale of Infineon shares contributed over €1.2 billion to positive cash flows. The prior year's cash outflows relate primarily to the acquisition of Acuson and an additional advance deposit in connection with the purchase of Atecs.

          Net cash provided by the operating activities of our Financing and Real Estate component for the first three months of 2002 was €307 million compared to €190 million in the same period of fiscal 2001. This reflects a net increase in working capital, primarily due to an increase in other current liabilities.

          Net cash used in investing activities in Financing and Real Estate was €26 million compared to €795 million for the same period a year earlier reflecting higher proceeds on the sale of trade receivables. Net proceeds from the sale of trade receivables of €748 million includes the sale of approximately €589 million in accounts receivable via the issuance of asset-backed commercial paper in a market standard transaction to third party financial market participants under our SieFunds program.

          Net cash used by operating activities of Siemens worldwide totaled €86 million compared to €675 million for the first three months of fiscal 2001. Net working capital used €1.191 billion in the first quarter of fiscal 2002 compared to €2.774 billion in the first quarter of fiscal 2001. This decrease was driven primarily by increased cash collected on accounts receivable, lower levels of investments in inventories and the sale of trade receivables.

          Net cash provided by investing activities of Siemens worldwide was €393 million in the first quarter of fiscal 2002 compared to net cash used of €2.525 billion. This reflects the decreased capital expenditures noted above as well as €556 million in proceeds from the sale of Infineon shares in December 2001 and €716 million in net proceeds from the sale of Mannesmann Sachs AG.

          Net cash provided by operating and investing activities of Siemens worldwide was €307 million compared to net cash used of €3.200 billion a year earlier.

          Net cash provided by financing activities for Siemens worldwide was €669 million compared to net cash used of €574 million in the first quarter of fiscal 2001 primarily reflecting an increase in short-term commercial paper.

          For Siemens worldwide, cash and cash equivalents for the period increased €650 million to €8.452 billion as a result of the factors noted above as well as the deconsolidation of Infineon and currency translation effects.

          Capital Resources and Capital Requirements
           Siemens' overall financing policy reflects its commitment to a strong financial profile. We maintain a range of funding sources and high-volume backup facilities with a number of banks, which operate on an international basis. For example, we have available commercial paper programs of U.S.$1.6 billion and €1.5 billion in the U.S. dollar and euro markets, respectively, as well as a medium-term note program of €3.5 billion in Europe. At the end of the first quarter of fiscal 2002, the amount outstanding under the commercial paper and medium-term note programs totaled approximately €2.4 billion. The backstop facilities at our disposal include U.S.$2.0 billion provided by a syndicate of international banks and an aggregate of €1.4 billion provided by three domestic banks.

          Our Financing and Real Estate businesses are also key contributors to our financial management activities. In fiscal 2001, SFS successfully established structures that allow Siemens to raise funding either by issuing asset-backed securities via the multi-seller, multi-currency SieFunds conduit sponsored by SFS, or alternatively by selling receivable portfolios to banks or other financial market participants. Siemens provides liquidity lines for SieFunds. Liquidity lines are provided for internal and external transactions. In external transactions, liquidity is generally syndicated up to a certain percentage.

          Standard & Poor's and Moody's Investors Service rate our long-term corporate credit AA (negative outlook) and Aa3, respectively. Their ratings for our short-term corporate credit and commercial paper are A-1+ and P-1, respectively.

          We believe that cash and cash equivalents as well as our overall funding options give us adequate flexibility to meet both our short-term and long-term financial obligations and to execute our spending programs as planned in line with current market conditions. In January 2002, Siemens exercised its option to sell its remaining interest in Rexroth AG, a wholly-owned subsidiary of Atecs classified as held for sale, to Robert Bosch GmbH for an adjusted equity value of approximately €2.7 billion less proceeds from businesses already sold to Bosch. Also, in January 2002, Vodafone AG exercised its option to sell its 50% minus two shares stake of Atecs Mannesmann AG to Siemens for a cash consideration of approximately €3.7 billion. In addition, we have approximately €3.1 billion of debt including commercial paper that is scheduled to become due within the next 12 months.

          Shareholders' equity was €24.644 billion on December 31, 2001 compared to €23.812 billion on September 30, 2001.

          We have authorization from our shareholders to repurchase up to 10% of our outstanding shares at any time until August 22, 2002. At the shareholder's meeting on January 17, 2002 our shareholders extended this period until July 16, 2003. We have no immediate plans to exercise this authorization.

CUSTOMER FINANCING

The following table presents our customer financing commitments at December 31, 2001 (in billions):

	At December 31, 2001
	Total loans and Guarantees	Thereof
		Loans	Guarantees
Approved commitments
Utilized	2.0	1.4	0.6
not utilized	0.8	0.6	0.2
Commitments under negotiation	0.9	0.9
Total	3.7	2.9

          Market demand and industry practices, particularly in the telecommunication equipment area, require Siemens increasingly to assist customers in arranging financing from various third party sources, including export credit agencies, in order to be awarded supply contracts. The Company also provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers. Siemens may enter into a combination of the above arrangements. Siemens evaluates such financing requirements on a very selective basis and has forgone and will continue to forgo new business contracts if the financing risks are not justifiable.

          According to our credit approval process, the Corporate Executive Committee of the Managing Board must approve all customer financing projects of the Operations Groups that exceed €25 million. In certain countries we use an even lower threshold of €5 million. In reviewing requests for such financings, which generally carry a substantially higher risk element than is incurred in the ordinary course of our business, we take into account various business aspects as well as financial risk factors. The financial risk factors are analysed under a comprehensive standard risk assessment model comparable to those used by international banks. Such models are primarily driven by the rating of the customer. Absent a rating, we internally assess the credit-worthiness of the customer and the feasibility of the particular project, provided the cash flow of the project will be the primary source for the debt service. Independent of the Operations Groups, SFS conducts this risk assessment in support of the decision-making role of the Corporate Executive Committee. The Operations Groups retain overall business responsibility for such financing arrangements, which impact their EBITA asset base.

          Currently approved and contractually committed financing totals approximately €2.8 billion relating primarily to projects at ICN and ICM. For comparison, current and noncurrent accounts and loans receivable totaled €23.9 billion on December 31, 2001. Of the total of €2.8 billion, €2.0 billion has been utilized either by providing supplier credits (approximately €1.4 billion) or in the form of guarantees extended by Siemens to banks in support of their loans to Siemens' customers (approximately 600 million). The largest exposures before taking provisions into account are financings to Telecom Asia Corp. Public Company Ltd., Thailand (€304 million) which was rescheduled in 1999, and a financing to Winstar Communications, Inc., U.S. (€227 million) which is in Chapter 11 proceedings. We have established sufficient provisions related to the Winstar financing.

          Also included in the €2.8 billion total is approximately €800 million which has been approved for customer financing but has not yet been utilized. Included in this amount are commitments to provide financing for two UMTS wireless network projects along with NEC Corp., Japan; Retevisión Móviles S.A., Spain, (Amena) (approximately €152 million), Hutchison 3G Limited, Great Britain (approximately €171 million). Also included is a commitment related to Telemar Brazil (approximately €181 million).

          Additionally, €0.9 billion of customer financing projects are approved in principle but are still under negotiation, including UMTS financing of approximately €390 million including interest to companies associated with Deutsche Telekom AG.

          Revenue and income for projects financed directly or indirectly by Siemens are recognized if the credit quality as evidenced by the customer's rating or by the credit analysis performed by SFS meets certain parameters. Such parameters are equivalent to a minimum of single B rating category as awarded by rating agencies or based upon the ability to sell the financing without recourse to Siemens in the financial markets. Provisions are also established considering the specific credit risks of certain countries. Additionally, provisions are established on an individual basis taking into account the credit-worthiness of the customer and the characteristics of the project being financed. The provision levels are regularly reviewed. As a result of such review activity, we believe we have established appropriate provisions for the above financings.

MARKET RISKS

          Siemens has investments in publicly traded companies which are held for purposes other than trading. The market value of these investments on December 31, 2001 was €670 million, with our 12.5% interest in Epcos AG representing a large share. An adverse move in equity prices of 20% would reduce the value of these investments by €134 million. The increase in investments in publicly traded companies compared to the €480 million level on September 30, 2001 is principally due to an increase in the market value of our investment in Epcos AG.

          A simultaneous, parallel foreign exchange rate shift in which all currencies weaken against the euro by 10%, would lead to a financial market risk for Siemens worldwide excluding Infineon of €(92) million on December 31, 2001, and €(107) million on September 30, 2001.

          Fair value interest risk for Siemens worldwide excluding Infineon, defined as a parallel shift of 100 basis points of the interest rate yield curves within all currency areas, was €(158) million on December 31, 2001, down from €(222) million on September 30, 2001. This decrease is primarily due to the further hedge of fixed-interest bearing bonds via interest rate derivatives.

          Further discussion of market risk is provided in our Annual Report on Form 20-F for fiscal 2001.

OUTLOOK AND SUBSEQUENT EVENTS

          The results of the first quarter are satisfying and the Company's continued success in generating positive cash flow shows its focus on a strong asset management program. The restructuring efforts begun last year have made good progress, although continued review regarding the need for further measures at ICN remains necessary. Overall, this quarter suggests the Operating Groups should be able to move into their respective target corridors for Operation 2003 in the coming quarters.

          Subsequent to the close of the first quarter on December 31, 2001, certain events took place that may have an effect on Siemens' financial or operating position. These include the following:

•

In January 2002, Siemens exercised its option to sell its remaining interest in Rexroth AG, a wholly-owned subsidiary of Atecs classified as held for sale, to Robert Bosch GmbH for an adjusted equity value of approximately €2.7 billion less proceeds from businesses already sold to Bosch.

•	In January 2002, Siemens again sold shares in Infineon, totaling approximately 40 million shares for proceeds of €966 million and a net gain of €587 million.

•	In January 2002, Vodafone AG exercised its option to sell its 50% minus two shares stake of Atecs Mannesmann AG to Siemens for cash consideration of approximately €3.7 billion.

                This Interim Report contains forward-looking statements based on beliefs of Siemens' management. We use the words "anticipate", "believe", "estimate", "expect", "intend" , "should" "plan" and "project" to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Please refer to the discussion of Siemens'  risk factors in our Form 20-F. Siemens does not intend or assume any obligation to update these forward-looking statements. It is our policy to disclose material information on an open, nonselective basis.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2001 and 2000
(in millions of  €, per share amounts in €)

			Eliminations,
			reclassifications and					Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Infineon(4)	Estate
	2002	2001	2002	2001	2002	2001	2001	2002	2001
Net sales	20,986	20,471	67	(781)	20,403	19,127	1,659	516	466
Cost of sales	(15,344)	(14,159)	(144)	781	(14,824)	(13,602)	(1,004)	(376)	(334)

Gross profit on sales	5,642	6,312	(77)	—	5,579	5,525	655	140	132
Research and development expenses	(1,547)	(1,578)	(168)	(47)	(1,379)	(1,274)	(257)	—	—
Marketing, selling and general administrative expenses	(3,901)	(3,734)	(87)	—	(3,742)	(3,501)	(187)	(72)	(46)
Other operating income (expense), net	59	185	(28)	(100)	47	48	200	40	37
Income from investments in other companies, net	(22)	144	(17)	(1)	(8)	92	30	3	23
Income from financial assets and marketable securities, net	(29)	84	(39)	(33)	8	102	5	2	10
Interest income (expense) of Operations, net	(18)	24	—	—	(18)	24	—	—	—
EBITA(1) from Operations/EBIT Infineon	—	—	—	—	487	1,016	446	—	—
Other interest (expense) income, net	42	4	91	72	(66)	(85)	9	17	8
Goodwill amortization and purchased in-process R&D expenses of Operations	—	—	—	136	—	(136)	—	—	—
Gains on sales and dispositions of significant business interests(2)	332	—	—	—	332	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—

Income (loss) before income taxes	558	1,441	(325)	27	753	795	455	130	164
Income taxes(3)	(97)	(333)	138	(4)	(200)	(128)	(175)	(35)	(26)
Minority interest	77	(108)	2	—	75	(108)	—	—	—

Net income (loss)	538	1,000	(185)	23	628	559	280	95	138

Basic earnings per share	0.61	1.13
Diluted earnings per share	0.61	1.13

(1)

EBITA is measured as earnings before financing interest, income taxes, amortization of goodwill and purchased in-process R&D expenses and certain one-time items. Siemens has adopted the provisions of SFAS 142 as of October 1, 2001. Accordingly, goodwill is no longer amortized and only prior year amortization is shown. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBITA. EBITA differs from income before income taxes and should not be considered to be the same. Other companies that use EBITA may calculate it differently, and their figures may not be comparable to ours.

(2)	Includes special items.
(3)

The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing an Real Estate are based on the consolidated effective corporate tax rate (excluding Infineon) applied to income before income taxes.

(4)

As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings from Infineon are included in "Income from investments in other companies, net" in Operations.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2001 and September 30, 2001
(in millions of €)

			Eliminations,
			reclassifications and					Financing and Real
	Siemens worldwide		Corporate Treasury	Operations			Infineon	Estate
	12/31/01	9/30/01	12/31/01	9/30/01	12/31/01	9/30/01	9/30/01	12/31/01	9/30/01
ASSETS
Current assets
Cash and cash equivalents	8,452	7,802	7,214	6,103	1,171	907	757	67	35
Marketable securities	884	791	33	36	829	638	93	22	24
Accounts receivable, net	17,596	17,734	(6)	1,469	14,196	12,133	719	3,406	3,413
Intracompany receivables	—	—	(9,178)	(10,706)	9,070	10,060	208	108	438
Inventories, net	12,803	13,406	(65)	(74)	12,850	12,485	882	18	113
Deferred income taxes	1,044	1,113	(166)	—	1,033	971	39	177	103
Other current assets	9,583	10,167	(1,909)	64	10,557	9,145	178	935	780

Total current assets	50,362	51,013	(4,077)	(3,108)	49,706	46,339	2,876	4,733	4,906

Long-term investments	5,906	3,314	3	6	5,601	2,348	655	302	305
Intangible assets, net	9,577	9,771	(2)	(1)	9,464	9,223	437	115	112
Property, plant and equipment, net	12,743	17,803	2	2	8,423	8,547	5,233	4,318	4,021
Deferred income taxes	2,956	3,684	784	—	2,126	3,071	412	46	201
Other assets	4,787	4,533	99	(56)	1,357	1,240	130	3,331	3,219
Other intracompany receivables	—	—	(925)	(152)	922	149	—	3	3

Total assets	86,331	90,118	(4,116)	(3,309)	77,599	70,917	9,743	12,848	12,767

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	3,074	2,637	2,187	1,499	716	878	119	171	141
Accounts payable	9,038	10,798	(25)	180	8,750	9,330	1,050	313	238
Intracompany liabilities	—	—	(9,264)	(7,068)	2,904	1,215	239	6,360	5,614
Accrued liabilities	10,286	10,864	130	148	9,971	10,126	426	185	164
Deferred income taxes	845	754	(100)	1	847	631	19	98	103
Other current liabilities	19,990	19,471	(495)	(487)	19,901	18,988	351	584	619

Total current liabilities	43,233	44,524	(7,567)	(5,727)	43,089	41,168	2,204	7,711	6,879

Long–term debt	9,972	9,973	6,356	6,205	3,226	3,121	249	390	398
Pension plans and similar commitments	4,788	4,721	—	45	4,764	4,653	—	24	23
Deferred income taxes	117	111	(241)	—	74	43	53	284	15
Other accruals and provisions	2,952	2,957	24	(414)	2,714	2,653	319	214	399
Other intracompany liabilities	—	—	(2,688)	(3,418)	313	155	—	2,375	3,263

	61,062	62,286	(4,116)	(3,309)	54,180	51,793	2,825	10,998	10,977

Minority interests	625	4,020	—	—	625	4,002	18	—	—
Shareholders' equity
Common stock, no par value. Authorized: 1,145,801,602 and 1,145,773,579 shares, respectively Issued: 888,258,268 and 888,230,245 shares, respectively	2,665	2,665
Additional paid–in capital	4,902	4,901
Retained earnings	20,300	19,762
Accumulated other comprehensive income	(3,223)	(3,516)
Treasury stock, at cost. 511 and 1,116 shares, respectively	—	—

Total shareholders' equity	24,644	23,812	—	—	22,794	15,122	6,900	1,850	1,790

Total liabilities and shareholders' equity	86,331	90,118	(4,116)	(3,309)	77,599	70,917	9,743	12,848	12,767

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended December 31, 2001 and 2000
(in millions of  €)

			Eliminations, reclassifications and					Financing and Real
		Siemens worldwide	Corporate Treasury		Operations			Infineon	Estate
		2002	2001	2002	2001	2002	2001	2001	2002	2001
Cash flows from operating activities
Net income		538	1,000	(185)	23	628	559	280	95	138
Adjustments to reconcile net income to cash provided
Minority interest		(77)	108	(2)	—	(75)	108	—	—	—
Depreciation and amortization		1,003	1,086	209	—	683	726	243	111	117
Deferred taxes		(235)	(324)	(183)	(7)	(45)	(220)	(52)	(7)	(45)
Gains on sales and disposals of property, plant and equipment, net		(29)	(58)	—	—	(2)	(32)	—	(27)	(26)
(Gains) losses on sales and disposals of investments, net		(16)	(236)	7	—	(23)	(34)	(202)	—	—
Gains on sales and dispositions of significant business interests		(332)	—	—	—	(332)	—	—	—	—
Losses (gains) on sales of marketable securities, net		2	(105)	—	—	2	(105)	—	—	—
(Income) loss from equity investees, net of dividends received		33	(107)	16	—	16	(77)	(30)	1	—
Write-off of acquired in-process research and development		—	47	—	—	—	47	—	—	—
Change in current assets and liabilities
(Increase) decrease in inventories, net		89	(1,492)	86	46	(91)	(1,335)	(177)	94	(26)
(Increase) decrease in accounts receivable, net		(895)	(2,030)	(543)	(101)	(320)	(2,354)	436	(32)	(11)
Sale of trade receivables		748	—	748	—	—	—	—	—	—
(Increase) decrease in other current assets		(62)	(366)	(215)	(237)	190	(128)	(120)	(37)	119
Increase (decrease) in accounts payable		(1,206)	(552)	(354)	(33)	(919)	(185)	(354)	67	20
Increase (decrease) in accrued liabilities		(353)	565	(25)	3	(342)	558	29	14	(25)
Increase (decrease) in other current liabilities		488	1,101	341	(130)	108	1,438	(46)	39	(161)
Change in other assets and liabilities		218	688	48	(90)	181	689	(1)	(11)	90

Net cash (used in) provided by operating activities		(86)	(675)	(52)	(526)	(341)	(345)	6	307	190
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment		(949)	(1,217)	(149)	—	(688)	(711)	(426)	(112)	(80)
Acquisitions, net of cash acquired		(22)	(1,808)	—	—	(22)	(1,808)	—	—	—
Purchases of investments	.	(123)	(199)	(65)	—	(56)	(97)	(62)	(2)	(40)
Purchases of marketable securities		(14)	(109)	—	(7)	(14)	(34)	(31)	—	(37)
Increase in receivables from financing activities		(90)	(230)	666	515	—	—	—	(756)	(745)
Proceeds from sale of trade receivables		—	—	(748)	—	—	—	—	748	—
Proceeds from sales of long-term investments, intangibles and property, plant and equipment		299	822	—	—	207	460	255	92	107
Proceeds from sales of assets held-for-sale		716	—	—	—	716	—	—	—	—
Proceeds from sales and dispositions of significant business interests		556	—	—	—	556	—	—	—	—
Proceeds from sales of marketable securities		20	216	—	—	16	83	133	4	—

Net cash provided by (used in) investing activities		393	(2,525)	(296)	508	715	(2,107)	(131)	(26)	(795)
Cash flows from financing activities
Proceeds from issuance of capital stock		1	446	—	—	1	446	—	—	—
Purchase of common stock of Company		—	(446)	—	—	—	(446)	—	—	—
Proceeds from issuance of debt		55	—	55	—	—	—	—	—	—
Repayment of debt		—	(161)	—	(161)	—	—	—	—	—
Change in short–term debt		655	(305)	763	(216)	(86)	(32)	(3)	(22)	(54)
Change in restricted cash		(2)	—	(2)	—	—	—	—	—	—
Dividends paid to minority shareholders		(40)	(108)	—	—	(40)	(108)	—	—	—
Intercompany financing		—	—	240	(3,305)	(12)	2,685	(67)	(228)	687

Net cash provided by (used in) financing activities		669	(574)	1,056	(3,682)	(137)	2,545	(70)	(250)	633
Effect of deconsolidation of Infineon on cash and cash equivalents		(383)	—	(383)	—	—	—	—	—	—
Effect of exchange rates on cash and cash equivalents		57	(80)	29	(13)	27	(62)	(3)	1	(2)
Net increase (decrease) in cash and cash equivalents		650	(3,854)	354	(3,713)	264	31	(198)	32	26
Cash and cash equivalents at beginning of period		7,802	6,862	6,860	5,105	907	1,211	511	35	35

Cash and cash equivalents at end of period		8,452	3,008	7,214	1,392	1,171	1,242	313	67	61

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
For the three months ended December 31, 2001 and year ended September 30, 2001
(in millions of  €)

			Accumulated Other Comprehensive Income (Loss)
	Capital Stock	Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustment	Available- for-sale Securities	Derivative Instruments	Minimum Pension Liability	Treasury Shares at Cost	Total
Balance at October 1, 2000	1,505	5,547	19,280	933	1,253	(30)	(6)	(2)	28,480

Net income	—	—	2,088	—	—	—	—	—	2,088
Change in currency translation adjustment	—	—	—	(532)	—	—	—	—	(532)
Change in unrealized gains and losses	—	—	—	—	(1,199)	53	(3,988)	—	(5,134)

Total comprehensive income	—	—	2,088	(532)	(1,199)	53	(3,988)	—	(3,578)
Dividends paid	—	—	(1,412)	—	—	—	—	—	(1,412)
Issuance of capital stock	10	504	—	—	—	—	—	—	514
Purchase of capital stock	—	—	—	—	—	—	—	(514)	(514)
Re-issuance of treasury stock	—	—	—	—	—	—	—	516	516
Recapitalization and stock split	1,150	(1,150)	—	—	—	—	—	—	—
Other changes	—	—	(194)	—	—	—	—	—	(194)

Balance at September 30, 2001	2,665	4,901	19,762	401	54	23	(3,994)	—	23,812

Net income	—	—	538	—	—	—	—	—	538
Change in currency translation adjustment	—	—	—	199	—	—	—	—	199
Change in unrealized gains and losses	—	—	—	—	139	(52)	7	—	94

Total comprehensive income	—	—	538	199	139	(52)	7	—	831
Issuance of capital stock	—	1	—	—	—	—	—	—	1

Balance at December 31, 2001	2,665	4,902	20,300	600	193	(29)	(3,987)	—	24,644

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended December 31, 2001 and 2000 and as of September 30, 2001
(in millions of €)

															Amortization,
					Intersegment								Capital		depreciation and write-
	New orders		External sales		sales		Total sales		EBITA		EBITA assets		spending(1)		downs(2)(3)
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	12/31/01	9/30/01	2002	2001	2002	2001
Operations
Information and Communication Networks (ICN)	2,627	3,360	2,437	2,737	103	148	2,540	2,885	(124)	150	3,156	3,039	134	91	134	95
Information and Communication Mobile (ICM)	3,318	3,166	3,093	2,914	34	28	3,127	2,942	37	219	3,033	2,607	69	98	82	90
Siemens Business Services (SBS)	1,900	1,536	1,072	1,114	395	369	1,467	1,483	32	14	626	492	39	79	72	68
Automation and Drives (A&D)	2,365	2,401	1,692	1,815	266	276	1,958	2,091	173	216	2,881	2,619	47	91	56	52
Industrial Solutions and Services (I&S)	1,165	1,228	813	763	227	237	1,040	1,000	2	17	561	487	16	22	11	3
Siemens Dematic (SD)	763	422	793	467	11	51	804	518	11	47	1,015	957	16	9	15	11
Siemens Building Technologies (SBT)	1,397	1,390	1,243	1,136	69	82	1,312	1,218	45	8	2,074	2,241	38	73	36	41
Power Generation (PG)	4,093	3,152	2,129	1,950	5	22	2,134	1,972	302	106	(1,211)	(1,020)	61	23	36	46
Power Transmission and Distribution (PTD)	1,649	1,082	934	867	68	58	1,002	925	20	26	1,128	994	21	20	18	16
Transportation Systems (TS)	1,853	710	958	927	3	5	961	932	50	41	(1,024)	(932)	45	35	11	11
Siemens VDO Automotive (SV)	2,023	979	2,027	978	—	1	2,027	979	(6)	(36)	3,823	3,605	95	62	85	42
Medical Solutions (Med)	1,970	2,317	1,765	1,722	5	8	1,770	1,730	212	225	3,937	3,844	94	768	47	42
Osram	1,099	1,203	1,054	1,123	45	80	1,099	1,203	78	146	2,701	2,485	86	87	70	69
Corporate, eliminations	(1,846)	(1,428)	344	446	(1,182)	(1,197)	(838)	(751)	(345)	(163)	925	(2,805)	5	1,158	10	51

Total Operations	24,376	21,518	20,354	18,959	49	168	20,403	19,127	487	1,016	23,625	18,613	766	2,616	683	637
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—	53,974	52,304	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—	(66)	(85)	—	—	—	—	—	—
Goodwill amortization and purchased in-process R&D expenses	—	—	—	—	—	—	—	—	—	(136)	—	—	—	—	—	89	(4)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	332	—	—	—	—	—	—	—
Other special items	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Operations income before income taxes/total assets/ total amortization, depreciation and write-downs	—	—	—	—	—	—	—	—	753	795	77,599	70,917	—	—	683	726

															Amortization,
											Net capital				depreciation and write-
									EBIT		employed				downs(2)
Infineon Technologies (Infineon)	—	1,672	—	1,373	—	286	—	1,659	—	446	—	6,471	—	488	—	243
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	9	—	3,272	—	—	—	—

Infineon income (loss) before income taxes/total assets	—	—	—	—	—	—	—	—	—	455	—	9,743	—	—	—	—

									Income before
									income taxes		Total assets
Financing and Real Estate
Siemens Financial Services (SFS)	122	107	94	83	27	24	121	107	42	83	9,083	9,363	70	92	60	69
Siemens Real Estate (SRE)	397	360	48	56	349	304	397	360	88	81	3,864	3,469	44	28	51	48
Eliminations	—	—	—	—	(2)	(1)	(2)	(1)	—	—	(99)	(65)	—	—	—	—

Total Financing and Real Estate	519	467	142	139	374	327	516	466	130	164	12,848	12,767	114	120	111	117

Eliminations, reclassifications and Corporate Treasury	495	—	490	—	(423)	(781)	67	(781)	(325)	27	(4,116)	(3,309)	214	—	209	—

Siemens worldwide	25,390	23,657	20,986	20,471	—	—	20,986	20,471	558	1,441	86,331	90,118	1,094	3,224	1,003	1,086

(1)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(2)	Includes amortization of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(3)	In fiscal 2001 excluding goodwill amortization.
(4)	Represents only goodwill amortization.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in million of  €, except where otherwise stated and per share amounts)

1.       Basis of presentation

          The accompanying consolidated financial statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles, (U.S. GAAP). Siemens has prepared and reported its consolidated financial statements in euros, ("€").

          Interim financial statements—The accompanying consolidated balance sheets as of December 31, 2001, the consolidated statements of income and cash flow for the three months ended December 31, 2001 and 2000 and the consolidated statements of changes in shareholders' equity for the three months ended December 31, 2001 are unaudited. In the opinion of management, these unaudited consolidated financial statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. Results for the three months ended December 31, 2001, are not necessarily indicative of future results.

Financial statement presentation

          The financial data of the Company is presented in the following components:

•	Siemens worldwide—Represents the consolidated financial statements of the Company.

•	Operations—Operations are defined as Siemens' Operating segments including corporate headquarters and excluding the activities of the Financing and Real Estate segments, and Corporate Treasury.

•	Financing and Real Estate—Siemens' Financing and Real Estate segments are responsible for the Company's international leasing, finance, credit and real estate management activities.

•

Eliminations, reclassifications and Corporate Treasury—This component combines the consolidation of transactions among Operations, Infineon and Financing and Real Estate with certain worldwide reclassifications. This component also includes the Company's Corporate Treasury activities.

          Effective December 2001, Infineon is no longer consolidated but instead accounted for as an investment using the equity method. Accordingly, the Company's net investment in Infineon will be included within "Long-term investments" in the consolidated balance sheets, and its share of the net income or losses of Infineon will be included as part of "Income from investments in other companies, net" in the consolidated statements of income (see footnote 3). The consolidated results of operations and cash flows of Infineon for the two months ended November 2001 are included in "Elimination, reclassifications and Corporate Treasury."

          The Company's presentation of Operations, Financing and Real Estate and Corporate Treasury reflects the management of these components as distinctly different businesses, with different goals and requirements. Management believes that this presentation provides a clearer understanding of the components of the Company's financial position, results of operations and cash flows. The accounting and valuation principles applied to these components are generally the same as those used for Siemens worldwide. The Company has allocated shareholders' equity to the Financing and Real Estate business based on a management approach oriented towards the inherent risk evident in the underlying assets. The remaining amount of total shareholders' equity is shown under Operations. The financial data presented for the Operations and Financing and Real Estate components are not intended to purport the financial position, results of operations and cash flows as if separate entities under U.S. GAAP.

          The information disclosed in these footnotes relates to Siemens worldwide unless otherwise stated.

2.      Summary of significant accounting policies

          The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except for changes noted below.

          Basis of consolidation—The consolidated financial statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Results of associated companies—companies in which Siemens, directly or indirectly, has 20% to 50% of the voting rights and the ability to exercise significant influence over operating and financial policies—are recorded in the consolidated financial statements using the equity method of accounting.

          Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Reclassification—The presentation of certain prior year information has been reclassified to confirm to the current year presentation.

          Recent accounting pronouncements—In July 2001, Siemens adopted SFAS 141, Business Combinations (SFAS 141). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. In July 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets (SFAS 142). Effective October 1, 2001, Siemens adopted SFAS 142. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. In connection with the adoption, the Company was required to reassess the lives of its intangible assets. The Company determined that none of its intangible assets have indefinite useful lives. Further, the Company was required to perform a goodwill impairment test as of the date of adoption. Siemens performed these impairment analyses at the appropriate reporting unit level and determined that an impairment charge was not necessary. See footnote 6 for information on SFAS 142 disclosure.

3.      Dispositions

          During the first quarter of fiscal 2001, the Company sold 23.1 million shares in open market transactions reducing its ownership interest to its December 31, 2001 level of 47.1%. As a result of these sales Siemens realized a tax-free gain of €332 which is shown in the consolidated statements of income under "Gains on sales and dispositions of significant business interests."

          In a separate transaction on December 5, 2001, the Company transferred 200 million Infineon shares or approximately 28.9% of Infineon's share capital to an irrevocable, non-voting trust under a trust agreement. The trustee is not related to the Company or any of its affiliates. Under the terms of the trust agreement, the trustee has legal title to the shares held in trust and the Company has irrevocably relinquished all voting rights in the shares. However, the trustee is not permitted to vote any Infineon shares it holds in trust under the agreement. The Company continues to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee has agreed to pay to the Company promptly upon receipt. The trustee is not entitled to sell or encumber the shares held in trust except at the Company's direction, but the Company has agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by the Company or any of its affiliates, or to Infineon. The trustee has agreed to pay to the Company any proceeds resulting from a permitted sale. Under the arrangement, the trustee holds the shares in trust for the benefit of the beneficiaries under the trust agreement, which include the Company as trustor and third party shareholders of Infineon. The trust agreement will terminate when the Company and its affiliates, on a consolidated basis, have held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Certain provisions of the trust agreement, including those relating to voting and transfer of the shares held in trust, may not be amended without the approval of Infineon's shareholders.

          Under the terms of a related standstill agreement, the Company has agreed with the trustee that it will not and it will not permit its affiliates to, directly or indirectly, acquire or offer to acquire ownership of Infineon shares, or securities convertible into Infineon shares, or any other Infineon voting securities or securities convertible into Infineon voting securities. The Company has also agreed that neither it nor any of its affiliates will procure for itself any third party's voting rights in respect of Infineon shares. These provisions terminate on the termination of the trust agreement.

          The Company's irrevocable transfer of Infineon shares to the non-voting trust on December 5, 2001, reduced the Company's voting interest in Infineon by an amount corresponding to the number of shares transferred. Accordingly, while the Company's ownership interest at December 31, 2001 was 47.1%, its voting interest was 18.2%. Such voting interest, when combined with the voting interest in Infineon shares of 13.2% held by the

Company's domestic pension trust, represents a combined voting interest of 31.4% as of December 31, 2001. Since shareholders of Infineon other than the Company and the pension trust own approximately 39.7% of Infineon's share capital, they control a majority of the shares that may be voted at any Infineon shareholders' meeting. The effect of the transfer of Infineon shares into the non-voting trust resulted in shareholders in Infineon other than the Company and the pension trust having a disproportionate voting interest.

          As the Company no longer has a majority voting interest in Infineon, it has from December 5, 2001 no longer included the assets and liabilities and results of operations of Infineon in its consolidated financial statements and instead accounts for its ownership interest in Infineon using the equity method. Under the equity method of accounting the Company's net investment in Infineon will be included within "Long-term investments" in the consolidated balance sheets, and its share of the net income or losses of Infineon will be included as part of "Income from investments in other companies, net" in the consolidated statements of income.

          Siemens' net income for the three months ended December 31, 2001 and 2000, includes the Company's share of the income (losses) of Infineon of €(175) and €199, respectively.

          On November 20, 2001, the Company sold Mannesmann Sachs AG through a sale to ZF Friedrichshafen AG. The disposition resulted in net proceeds of €716. As this business had been accounted for as an asset held-for-sale, no gain or loss was recorded in connection with the disposition.

4.       Inventories, net

	December 31,	September 30,
	2001	2001
Raw materials and supplies	2,473	2,387
Work in process	2,932	3,564
Costs and earnings in excess of billings on uncompleted contracts	6,809	6,263
Finished goods and products held for resale	3,971	4,004
Advances to suppliers	518	609

Subtotal	16,703	16,827
Advance payments received	(3,900)	(3,421)

	12,803	13,406

5.      Long-term investments

	December 31,	September 30,
	2001	2001
Investment in associated companies	4,915	2,354
Miscellaneous investments	991	960

	5,906	3,314

          "Investment in associated companies" as of December 31, 2001 includes €3,077 related to the Company's equity investment in Infineon.

6.      Intangible assets and property, plant and equipment

	December 31,	September 30,
	2001	2001
Goodwill	7,186	6,963
Patents, software, licenses and similar rights	3,702	4,378
Less: accumulated amortization	1,311	1,570

	2,391	2,808

Intangible assets, net	9,577	9,771

Property, plant and equipment	32,719	41,304
Less: accumulated depreciation	19,976	23,501

Property, plant and equipment, net	12,743	17,803

          As a result of the adoption of SFAS 142, in the first quarter of fiscal 2002, €287 of intangibles relating to customer lists were reclassified from "Patents, software, licenses and similar rights" to "Goodwill". In addition, "Goodwill" increased by €202 from currency translation effects and €42 from minor acquisitions and purchase price allocation adjustments and decreased by €308 as a consequence of the deconsolidation of Infineon. During the first quarter of fiscal 2002, no goodwill was impaired or written off. "Patents, software, licenses and similar rights" includes €1,118 for software and the accumulated amortization for software amounts to €310.

          The Company's intangible assets other than goodwill are subject to amortization. During the first quarter of fiscal 2002, the Company acquired €203 in intangible assets, including €151 for software and €52 in patents, licenses and similar rights. Intangible asset amortization expense excluding goodwill for the first quarter of fiscal 2002 and 2001 was €136 and €90, respectively.

          The table below presents the carrying amount of goodwill per segment as of December 31, 2001:

December 31,
2001
Operations
Information and Communication Networks (ICN)	833
Information and Communication Mobile (ICM)	70
Siemens Business Services (SBS)	298
Automation and Drives (A&D)	271
Industrial Solutions and Services (I&S)	74
Siemens Dematic (SD)	520
Siemens Building Technologies (SBT)	454
Power Generation (PG)	605
Power Transmission and Distribution (PTD)	159
Transportation Systems (TS)	117
Siemens VDO Automotive (SV)	1,391
Medical Solutions (Med)	2,064
Osram	108
Financing and Real Estate
Siemens Financial Services (SFS)	93
Siemens Real Estate (SRE)	—
Other	129

7,186

The following table presents net income and earnings per share for the first quarter of fiscal 2001 excluding goodwill amortization expense (net of tax):

Three months ended December 31,
2000
Net income
Reported net income	1,000
Goodwill amortization	95
Adjusted net income	1,095

Basic earnings per share
Reported basic earnings per share	1.13
Goodwill amortization	0.11
Adjusted earnings per share	1.24

Diluted earnings per share
Reported diluted earnings per share	1.13
Goodwill amortization	0.11
Adjusted earnings per share	1.24

7.       Shareholders' equity

Capital increases

          In the first quarter of fiscal 2002, capital stock increased by €6 thousand through the issuance of 1,935 shares from the conditional capital as settlement to former shareholders of SNI AG who had not tendered their SNI share certificates by September 30, 2001.

          In the first quarter of fiscal 2002, capital stock increased by €78 thousand through the issuance of 26,088 shares from the conditional capital for the exercise of the options from the 1999 Siemens Stock Option Plan.

Treasury stock

          In the first quarter of fiscal 2002, Siemens repurchased 1,500 shares at an average price of €40.77. Including the 1,116 shares of treasury stock held at the beginning of the period, 2,105 shares were sold to employees. As of December 31, 2001, 511 shares of stock remained in treasury with a carrying amount of €51 thousand.

8.      Stock-based compensation

          On December 13, 2001, the Supervisory Board and Managing Board granted options exercisable for approximately 7.4 million shares of which options exercisable for 151,000 shares were granted to the Managing Board. The options were granted under the 2001 Siemens Stock Option Plan. The exercise price was €87.19 which is equal to 120% of the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. The options are subject to a two-year vesting period, after which they may be exercised for a period of up to three years.

          Details on option activity and weighted average exercise prices for the three months ended December 31, 2001 are as follows:

	Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,963,672	€76.27
Granted on December 13, 2001	7,357,139	€87.19
Options exercised	(28,338)	€57.73
Options forfeited	(35,799)	€82.04

Outstanding, end of period	12,256,674	€82.75

Exercisable, end of period	1,746,037	€57.73

Fair value information

          The Company uses the Black-Scholes option pricing model to determine the fair value of grants. The fair value of the options granted on December 13, 2001 under the 2001 Siemens Stock Option Plan was €23.36. The fair value of grants made during the first quarter of fiscal year 2002 is as follows:

Assumptions at grant date
Risk-free interest rate	4.12%
Expected dividend yield	1.41%
Expected volatility	62.55%
Expected option life	4 years
Estimated fair value of options	€23.36

          The Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options may have characteristics that vary significantly from traded options and because changes in subjective assumptions can materially affect the fair value of the option, it is management's opinion that existing models do not necessarily provide a single reliable measure of fair value.

9.   Earnings per share

	Three months ended December 31,
	2002	2001
(shares in thousands)
Net income	538	1,000

Weighted average shares outstanding - basic	888,245	882,908

Effect of dilutive stock options	33	415
Weighted average shares outstanding - diluted	888,278	883,323

Basic earnings per share	0.61	1.13

Diluted earnings per share	0.61	1.13

          See footnote 6.

10.   Segment information

          The Company's segments are organized based on the nature of products and services provided.

          The segment information is subdivided on a primary level into three components: Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury. The accounting policies of these components (and the segments included) are generally the same as those used for Siemens worldwide. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

          New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

          The Company's profitability measure for its Operations segments is earnings before financing interest, certain pension costs, taxes, and amortization of goodwill and purchased in-process research and development (IPR&D) and certain one-time items (EBITA). The Company has adopted the provisions of SFAS 142 as of October 1, 2001. Accordingly, goodwill is no longer amortized and only prior year amortization is shown. In the first quarter of fiscal 2001, total amortization of goodwill was €89 and IPR&D was €47. Until March 31, 2001, the service cost component of domestic net periodic pension cost was included in the measure of segment EBITA. Beginning April 2001, management decided to discontinue the allocation of the service cost component of domestic pension costs to the Operations segments. Beginning fiscal year 2002, interest costs, expected return on plan assets and amortization of unrecognized gains and losses of foreign net periodic pension costs are no longer included in the measure of segment EBITA but rather are included in "Corporate, eliminations". Such change decreased EBITA of the segments in total by €13 for the three months ended December 31, 2001.

          EBITA assets is the asset measure used to assess the performance for the Operations segments. It represents net capital employed (total assets less tax assets, less certain accruals and less non-interest bearing liabilities other than tax liabilities). Due to the adoption of SFAS 142 and the related change in EBITA definition, as of October 1, 2001, EBITA assets are no longer reduced for amortization of goodwill and IPR&D. EBITA asset amounts for Operations as of September 30, 2001, have been restated to reflect this change.

Corporate, eliminations

Corporate, eliminations in the column EBITA consists of:

	Three months ended December 31,
	2001	2000
Corporate headquarters expenses and charges	(188)	(222)
Gains on sales of available-for-sale securities	–	7
Non-allocated pension related income (expense)	(63)	64
Equity earnings (losses) from centrally held equity investees	(30)	67
Eliminations, other	(64)	(79)

	(345)	(163)

          For the three months ended December 31, 2001, "Equity earnings (losses) from centrally held equity investees" includes Siemens' share of the net loss incurred by Infineon following its deconsolidation.

Reconciliation to financial statements

          Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

          Gains on sales of centrally held investments are shown under Reconciliation to financial statements. For the first quarter of fiscal 2002, such amount includes a gain of €332 from the sale of 23.1 million Infineon shares in open market transactions.

          The following table reconciles total assets of the Operations component to EBITA assets as disclosed in Segment Information according to the above definition.

Reconciliation to EBITA assets
	December 31,	September 30,
	2001	2001
Total assets	77,599	70,917

Intracompany financing receivables and investments	(10,032)	(8,305)
Tax related assets	(3,808)	(4,335)
Pension plans and similar commitments	(4,764)	(4,653)
Accruals	(6,933)	(6,977)
Liabilities to third parties	(28,437)	(28,034)

Total reconciliation	(53,974)	(52,304)

EBITA assets	23,625	18,613

Financing and Real Estate

          The Company's performance measurement for its Financing and Real Estate segments is income before income taxes. In contrast to the performance measurement used for the Operations segments, interest income is a prime performance driver for the segments within this category.

          For the three months ended December 31, 2001 and 2000, income before income taxes at SFS includes interest revenue of €134 and €139, respectively, and interest expense of €82 and €96, respectively. For the three months ended December 31, 2001 and 2000, income before income taxes at SRE includes interest revenue of €5 and €4, respectively and interest expense of €40 and €39, respectively.

Eliminations, reclassifications and Corporate Treasury

          Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, certain currency and interest rate derivative instruments, and the activities of Infineon for the two months ended November 30, 2001.

11. Restructuring

          In the first quarter of 2002, Siemens recorded €147 in restructuring charges and asset write-downs. The restructuring charges related to a program begun in the fourth quarter of fiscal 2001 to reduce the Company's workforce in the Information and Communications business area and the Power Transmission and Distribution business group. Restructuring charges of €111 were charged to expense during the first quarter of 2002 of which €79 were additions to accrued liabilities. Additionally, €76 of accrued restructuring expense were paid. The remaining €585 is recorded within accrued liabilities and current liabilities.

12. Subsequent events

          In January 2002, Siemens exercised its option to sell its remaining interest in Rexroth AG, a wholly-owned subsidiary of Atecs classified as held-for-sale, to Robert Bosch GmbH for an adjusted equity value of €2.7 billion less proceeds from businesses already sold to Bosch.

          In January 2002, the Company sold 40 million shares of Infineon resulting in net proceeds of €966 with a resulting net gain of €587.

          In January 2002, Vodafone AG has exercised its option to sell its 50% minus two shares stake in Atecs Mannesmann AG to Siemens for cash consideration of approximately € 3.7 billion.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: February 4, 2002	By:	/s/ CHARLES HERLINGER

Name: Charles Herlinger
Title: Vice President and Corporate Controller

	By:	/s/ BERND VOGT

Name: Bernd Vogt
Title: Deputy Vice President